

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

January 15, 2009

Via U.S. Mail

Daniel Mendes
President
DRS Inc.
8245 SE 36th Street
Mercer Island, WA 98040

> **Re: DRS Inc.**
> **Amendment 4 to Registration Statement on Form S-1**
> **Filed January 6, 2009**
> **File No. 333-152419**

Dear Mr. Mendes,

We have reviewed your responses to the comments in our letter dated December 30, 2008 and have the following additional comments.

Duration of the Offering, page 8

1. Please revise this section for consistency with Rule 144. Note that Rule 144(k) no longer exists.

Signatures

2. Please revise the date of your signature page to be the date you file the registration statement.

Exhibit 5.1

3. While we note your revisions in response to prior comment 4, your legal opinion with respect to shares should opine on whether the shares are validly issued, fully paid, and non-assessable. Please remove all references as to whether the shares are binding obligations.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3313 with any questions.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Sharon D. Mitchell, Esq.
        via fax: (248) 751-6030